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                         SOLUTIONNET INTERNATIONAL, INC.
                         4344 Promenade Way, Suite 102P
                            Marina del Rey, CA 90292



December 14, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:      SolutionNet International, Inc.
                  Registration Statement on Form 10-SB
                  (FILE NO. 0-27697,  the "Registration Statement")

Ladies and Gentlemen:

Reference is hereby made to the above-referenced Registration Statement which was filed with the Securities and Exchange Commission (the "Commission") by SolutionNet International, Inc. on October 18, 1999.

Application is hereby made by the Company to withdraw the Registration Statement. The Company has determined that, in view of the imminent effectiveness of the Registration Statement and the need to revise the materials contained therein, it is inadvisable to proceed with the registration of its common stock at this time.

As this document is being submitted at the suggestion of the Commission, the Company hereby requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest. If such consent is to be granted, please make sure that same takes place prior to December 18, 1999, on which date the Registration would otherwise become effective.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding this application, please contact the Company's legal counsel, Deanny Lungu (310) 823-8088.


Very truly yours,


SOLUTIONNET INTERNATIONAL, INC.


/s/ SURESH VENKATACHARI
------------------------------------
    Suresh Venkatachari, President